July 28, 2017
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Barbara Jacobs, Assistant Director
Ivan Griswold, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Fitbit, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Form 10-Q for the Quarterly Period Ended April 1, 2017
Response dated May 12, 2017
File No. 001-37444

Ladies and Gentlemen:
In your letter dated July 24, 2017 (the “Staff Comment Letter”), you requested that Fitbit, Inc. (the “Company”) respond to your comments within ten business days (the “Initial Response Date”) or advise when it would provide a response.

Per our telephone conversation on July 27, 2017, on behalf of the Company, we advised that due to the proximity of the receipt of the Staff Comment Letter and the Initial Response Date to the Company’s quarter end review process and the filing of its Form 10-Q for the quarterly period ended July 1, 2017, the Company confirms that it will file a response by August 18, 2017.

Thank you for your consideration. Please do not hesitate to contact me at (650) 335-7631 if you have any questions.

Securities and Exchange Commission
July 28, 2017

Sincerely,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter
cc:
James Park, President, Chief Executive Officer, and Chairman
William Zerella, Chief Financial Officer
Andy Missan, Executive Vice President and General Counsel
Fitbit, Inc.
Cynthia C. Hess, Esq.
Ran D. Ben-Tzur, Esq.
Fenwick & West LLP